                                                                EXHIBIT 14(a)(1)


Alfa Leisure, Inc. Index to Consolidated Financial Statements:
--------------------------------------------------------------
Independent Auditor's Report .................................................2
Consolidated Balance Sheets as of
   April 30, 1998 and 1997 ...................................................3
Consolidated Statements of Income
   for the years ended April 30, 1998, 1997 and 1996 .........................4
Consolidated Statements of Stockholders'
   Equity for the years ended April 30, 1998, 1997 and 1996 ..................5
Consolidated Statements of Cash Flows for the
   years ended April 30 1998, 1997 and 1996 ..................................6
Notes to Consolidated Financial Statements ...................................8

                                                                EXHIBIT 14(a)(1)


INDEPENDENT AUDITOR'S REPORT


Board of Directors and Shareholders
Alfa Leisure, Inc.

We have audited the accompanying consolidated balance sheets of Alfa Leisure, Inc. and subsidiary (the "Company") as of April 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at April 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1999 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP


Los Angeles, California
June 18, 1999

                               ALFA LEISURE, INC.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                     ------

                                                       April 30,
                                                 --------------------
                                                 1999            1998
                                                 ----            ----
Current Assets:
Cash and cash equivalents                     $   80,727     $  410,671
Restricted cash                                  126,260        150,247
Accounts receivable                            1,922,919      1,614,276
Inventories                                    1,626,516      1,415,794
Prepaid expenses and other current assets         98,143        139,623
Deferred income tax asset - current              144,008          7,438
                                              ----------     ----------

Total Current Assets                           3,998,573      3,738,049

Property, plant and equipment, net             2,308,933      1,300,407
Other assets and deposits                         45,000         50,064
Deferred income tax asset                        566,832        470,403
                                              ----------     ----------

Total Assets                                  $6,919,338     $5,558,923
                                              ==========     ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities:
Accounts payable                              $1,876,356     $1,271,896
Accrued expenses                                 521,733        596,805
Accrued compensation                             555,428        586,028
Note payable to President                        218,616              0
                                              ----------     ----------
Total Current Liabilities                      3,172,133      2,454,729

Deferred income                                    8,200          8,200
                                              ----------     ----------

Total Liabilities                              3,180,333      2,462,929
Commitments and Contingencies (Note 6)
                                              ----------     ----------

Stockholders' equity:
Common stock, authorized 30,000,000 shares
  of no par value; issued and
  outstanding 3,048,137 shares at
  April 30, 1999 and April 30, 1998
  respectively                                    62,000         62,000
Note receivable from President                         0       (363,236)
Retained earnings                              3,677,005      3,397,230
                                              ----------     ----------

Total Stockholders' Equity                     3,739,005      3,095,994
                                              ----------     ----------
Total Liabilities and
  Stockholders' Equity                        $6,919,338     $5,558,923
                                              ==========     ==========

See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                ----------------


                                               For the Years Ended April 30,
                                        -------------------------------------------
                                           1999            1998            1997
                                        -----------     -----------     -----------
Sales                                   $39,146,987     $36,025,591     $28,590,285

Cost of sales                            34,100,426      31,186,855      24,951,677
                                        -----------     -----------     -----------

Gross profit                              5,046,561       4,838,736       3,638,608


Selling, general and administrative       3,571,871       3,249,093       3,002,621
                                        -----------     -----------     -----------

Income from operations                    1,474,690       1,589,643         635,987

Interest and other expense                   16,767          79,672         197,411
                                        -----------     -----------     -----------

Income before income taxes                1,457,923       1,509,971         438,576

Provision for income taxes                  568,378         165,342         109,032
                                        -----------     -----------     -----------

Net income                              $   889,545     $ 1,344,629     $   329,544
                                        ===========     ===========     ===========
Net income per share - basic
         and diluted                    $       .29     $       .44     $       .11
                                        ===========     ===========     ===========


Weighted average shares
         outstanding - basic
         and diluted                      3,048,137       3,048,137       3,050,000
                                        ===========     ===========     ===========







See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                For the Years Ended April 30, 1999, 1998 and 1997

                                ----------------

                                       Common Stock
                                    -------------------
                                                                Note receivable    Retained
                                    Shares          Amount      from President     earnings
                                   ---------      ----------    ---------------   ----------

Balance, April 30, 1996            3,050,000      $   62,000      $ (402,390)     $1,723,057

Net advances to president                                            (37,402)

Net income                                                                           329,544

Cancellation of shares                (1,863)
                                  ----------      ----------      ----------      ----------

Balance, April 30, 1997            3,048,137          62,000        (437,792)      2,052,601

Net income                                                                         1,344,629

Net reductions from president                                         76,556
                                  ----------      ----------      ----------      ----------

Balance, April 30, 1998            3,048,137          62,000        (363,236)      3,397,230

Net income                                                                           889,545

Net advances to president                                           (119,526)

Capital distribution (Note 3)                                        482,762        (609,770)
                                  ----------      ----------      ----------      ----------

Balance, April 30, 1999            3,048,137      $   62,000      $        0      $3,677,005
                                  ==========      ==========      ==========      ==========


See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                ----------------

                                                         For the Years Ended April 30,
                                                 ---------------------------------------------
                                                    1999             1998              1997
                                                 -----------      -----------      -----------
Cash flows from operating activities:

Net income                                       $   889,545      $ 1,344,629      $   329,544

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization                        247,996          174,221           12,887
Changes in operating assets and liabilities:
Deferred income taxes                                170,717           53,555            8,874
Accounts receivable                                 (308,643)         154,877           47,500
Inventories                                         (210,722)        (116,153)         395,157
Prepaids and other assets                             41,480          (29,128)         (64,938)
Accounts payable                                     691,074         (644,715)         115,501
Accrued compensation                                 (30,600)         167,554           31,213
Accrued expenses                                    (161,686)         180,964            4,377
                                                 -----------      -----------      -----------
 Net cash provided by
   operating activities                            1,329,161        1,285,804          996,115
                                                 -----------      -----------      -----------
Cash flow from investing activities:

Acquisition of property, plant and equipment      (1,360,238)        (371,474)         (95,350)
Deposits                                               5,064                0          (10,000)
Restricted cash                                       23,987             (897)          59,792
                                                 -----------      -----------      -----------
  Net cash used in investing activities           (1,331,187)        (372,371)         (45,558)
                                                 -----------      -----------      -----------



(continued)



See accompanying notes to consolidated financial statements.

                               ALFA LEISURE, INC.

                                ----------------

                                                    For the Years Ended April 30,
                                             -----------------------------------------
                                                1999            1998           1997
                                             -----------    -----------    -----------
Cash flows from financing activities:

Net decrease in notes payable                $   (81,384)   $         0    $         0
         to President
Net (increase) decrease in note receivable
         from President                          363,236         76,556        (37,402)
Principal payments on line of credit                   0       (972,500)    (1,025,000)
Capital distribution (Note 3)                   (609,770)             0              0
                                             -----------    -----------    -----------

Net cash (used in) financing activities         (327,918)      (895,944)    (1,062,402)
                                             -----------    -----------    -----------

Net (decrease) increase in cash                 (329,944)        17,489       (111,845)

Cash and cash equivalents at
         beginning of year                       410,671        393,182        505,027
                                             -----------    -----------    -----------

Cash and cash equivalents at
         end of year                         $    80,727    $   410,671    $   393,182
                                             ===========    ===========    ===========

Supplemental cash flow disclosures:

Interest paid                                $    16,767    $    79,672    $   192,482
                                             ===========    ===========    ===========

Income taxes paid                            $   402,000    $   111,141    $   111,490
                                             ===========    ===========    ===========


Supplemental Investing and Financing Activities - In connection with the purchase of land and buildings from a corporation owned by the Company's Chairman, for $1,575,000, $300,000 was paid in the form of a promissory note due upon demand (see Note 3).



See accompanying notes to consolidated financial statements.

                              ALFA LEISURE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  -------------

1.  Summary of Significant Accounting Policies:
    -------------------------------------------

General:
--------

The Company manufactures and sells recreational vehicles which are distributed by independent dealers located throughout the United States but concentrated in the western and southwestern portions of the United States.

Consolidation:
--------------

The consolidated financial statements include the accounts of Alfa Leisure, Inc. and its inactive, wholly owned subsidiary Brougham International, Inc., collectively the "Company".

Accounting Periods:
-------------------

The Company's fiscal year ends on the Sunday in April falling between the 17th and the 23rd. Fiscal 1999 ended on April 18, 1999, fiscal 1998 ended April 19, 1998 and fiscal 1997 ended on April 20, 1997. While the financial statements reflect operations of the Company as of and for the periods ending on those dates, they have been presented as if the Company's fiscal year ends on April 30 of each year to simplify the presentation.

Cash Equivalents and Restricted Cash:
-------------------------------------

Cash equivalents are highly liquid investments that are readily convertible into known amounts of cash and have maturity's at acquisition of three months or less.

Restricted cash balances consist of funds held as collateral for the Company to be bonded, as required by various state agencies for licensing procedures. For purposes of the statements of cash flows, these amounts are not considered cash equivalents.

Inventories:
------------

Inventories are stated at the lower of cost (determined using the first-in, first out method), or market.

Property, Plant and Equipment:
------------------------------

Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the assets which range from two to twenty six years. Leasehold improvements are amortized over the lives of the respective leases, or the service lives of the improvements, whichever is shorter. Accelerated and straight-line methods of depreciation are used for both financial reporting and income tax reporting purposes. Upon sale or disposition of assets, any gain or loss is included in the statement of operations.

                               ALFA LEISURE, INC.

                                  -------------

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, the related asset would be written down to its estimated value.

Normal repairs and maintenance are charged to expense as incurred whereas significant improvements that materially increase values or extend useful lives are capitalized and depreciated over the estimated useful lives of the related assets.

Net Income per Share:
---------------------

Basic earnings per share is computed by dividing income available to shareholders of beneficial interest by the weighted average number of shares outstanding for the period. Diluted earnings per common share does not differ from that presented.

Income Taxes:
-------------

Deferred income taxes reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and the corresponding bases used for financial reporting purposes.

Advertising Expenses:
---------------------

Advertising costs are expensed when incurred. Advertising expense for the years ended April 30, 1999, 1998 and 1997 were $210,144, $123,788 and $86,762 respectively.

Research and Development Costs:
-------------------------------

Research and development costs are expensed when incurred. Research and development costs for the years ended April 30, 1999, 1998 and 1997 were $349,706, $290,655 and $176,760 respectively.

Management Estimates:
---------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

                               ALFA LEISURE, INC.

                                  -------------

Fair Value of Financial Instruments:
------------------------------------

Statement of Financial Accounting Standards No. 107 (SFAS No. 107), Disclosures about Fair Market Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and impose on the other entity the obligation to deliver cash or other financial instruments to the first entity. Cash, restricted cash, accounts receivable and accounts payable are carried at the approximate fair value because of the short maturities of these instruments. The fair value of the note payable to President cannot be determined due to the related party nature of the agreement.

Concentration of Credit Risk:
-----------------------------

Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is generally diversified due to the number of entities composing the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers for potential credit loss exposure.

2.  Inventories:
    ------------

Inventories are stated as follows:

                                 April 30,
                          -------------------------
                             1999           1998
                          ----------     ----------
Raw materials             $  951,174     $  869,762
Work in process              644,589        514,728
Finished products             30,753         31,304
                          ----------     ----------

    Total inventories     $1,626,516     $1,415,794
                          ==========     ==========

                               ALFA LEISURE, INC.

                                  -------------


3.  Property, Plant and Equipment:
    ------------------------------

The major classes of property, plant and equipment are as follows:

                                                                           April 30,
                                         Useful                 ----------------------------
                                         Lives                      1999            1998
                                         ------                 -----------      -----------
Land                                                            $   603,282      $   332,262
Buildings                                 26 years                1,200,961          895,097
Machinery and equipment               2 to 7 years                1,387,158        1,019,523
Transportation equipment                   5 years                  292,518          242,608
Furniture and office equipment             5 years                  615,047          377,012
Leasehold improvements                     5 years                  261,520          237,460
                                                                -----------      -----------

                                                                  4,360,486        3,103,962
Less:  Accumulated depreciation and
               amortization                                      (2,051,553)      (1,803,555)
                                                                -----------      -----------

Net property, plant and equipment                               $ 2,308,933      $ 1,300,407
                                                                ===========      ===========


The Company has a manufacturing facility in Benton, Louisiana which the Company is not currently using. The net book value of these premises is $367,219 and $350,530 at April 30, 1999 and 1998 respectively. This facility was leased to a tenant beginning April 1, 1995 for five years at $4,100 per month.

In January 1999 the Company acquired the land and buildings where its executive offices and principal manufacturing facilities in Chino are located. It was purchased from Hercules Land Holding, Inc. a corporation owned by the Company's chairman, president and principal shareholder. The purchase price of $1,575,000 was paid $1,275,000 in cash and $300,000 in a promissory note due upon demand. The note pays monthly interest at Wells Fargo Bank's prime interest rate. The purchase price was based on fair market value as determined by an independent appraisal. The net assets were recorded at $561,514, which was the carrying value of Hercules Land Holding, Inc. The difference between the carrying value of the property by Hercules and the purchase price was $1,013,486. This amount less the deferred taxes of $403,716 which relates to the step up in tax basis, was recorded as a capital distribution and was included as a reduction in retained earnings on the balance sheet. In conjunction with this transaction the note receivable from the president, which was classified as a component of stockholders' equity, was paid off.

                               ALFA LEISURE, INC.

                             ---------------------

4.  Line of Credit:
    ---------------

In April 1992, the Company entered into a line of credit agreement with Merlin Financial, Inc. set at a maximum amount of $ 2,000,000, of which no borrowings were outstanding at April 30, 1999 and 1998, respectively. Interest is at Bank of America's prime rate plus 1%.

In January 1998 the Company established a $1,000,000 line of credit with Wells Fargo Bank. The line of credit bears interest at Wells Fargo Bank's prime rate plus 1%. Interest is payable monthly. In January 1999 the Company renewed its line of credit with Wells Fargo Bank for an additional two years. The line was increased from $1,000,000 to $1,750,000. The interest rate was reduced to Wells Fargo Bank's prime rate. All other terms and conditions remained the same. There were no amounts outstanding at April 30, 1999 and 1998, respectively. The Company will draw against the Merlin Financial, Inc. line of credit only after the Wells Fargo Bank line of credit is fully utilized.

Substantially all the assets of the Company are pledged as collateral for the line of credit, first to Wells Fargo Bank, and secondly to Merlin Financial, Inc.

5.  Income Taxes:
    -------------

The components of the provision for income taxes are as follows:

                     For the Years Ended April 30,
                 -------------------------------------
                    1999          1998          1997
                 ---------     ---------     ---------
Current:
  State          $  88,333     $  99,086     $ 117,906
  Federal          309,328        12,701             0

Deferred:
  State             13,924         1,230        14,736
  Federal          156,793        52,325       (23,610)
                 ---------     ---------     ---------
      Totals     $ 568,378     $ 165,342     $ 109,032
                 =========     =========     =========

The reconciliation of the effective tax rates and U. S. Statutory tax rates are as follows:

                                             For the Years Ended April 30,
                                        --------------------------------------
                                           1999          1998           1997
                                        ---------     ---------      ---------
Tax provision at statutory rate         $ 495,694     $ 513,390      $ 149,116
Decrease in the valuation allowance             0      (370,000)      (129,996)
State taxes, net of federal benefit        64,753        66,209         87,544
Other                                       7,931       (44,257)         2,368
                                        ---------     ---------      ---------
                                        $ 568,378     $ 165,342      $ 109,032
                                        =========     =========      =========

                               ALFA LEISURE, INC.

                             ---------------------

The net operating loss carryforward for federal income tax purposes was fully utilized in fiscal 1999.

The components of the net deferred tax asset are as follows:

                                   For the Years Ended April 30,
                                   -----------------------------
                                       1999           1998
                                     ---------     ---------
Net operating loss carryforwards     $       0     $ 186,490
Basis difference in fixed assets       490,296       111,460
State taxes                             20,698       (16,901)
Accrued liabilities                    196,333       116,430
Charitable contributions                     0        27,340
Tax credits                                  0        49,471
Deferred income                          3,513         3,551
                                     ---------     ---------
                                     $ 710,840     $ 477,841
                                     =========     =========

6.  Commitments and Contingencies:
    ------------------------------

    Operating Leases:
    -----------------

In January 1999, the Company acquired the land and buildings where its executive offices and principal manufacturing facilities in Chino are located (see Note
3). It was purchased from Hercules Land Holding, Inc., a corporation owned by the Company's chairman, president and principal shareholder. Through January 1999, the Company paid rent to Hercules in the amount of $12,932 per month. The Company leases additional manufacturing facilities under agreements classified as operating leases. The leases require fixed monthly payments. One of the Company's manufacturing facilities is leased at an annual rate of $42,000, from an unrelated party. This lease expires June 1, 2001. A second lease was entered into, with an unrelated party, on another of the Company's facilities effective March 1, 1998 at an annual lease rate of $43,500. This lease expires February 28, 2001. Future minimum lease payments on these leases at April 30, 1999 are as follows:

       Year ended April 30,
       --------------------

               2000                $ 50,500
               2001                  78,250
               2002                   3,500
                                   --------
                                   $132,250
                                   ========

                               ALFA LEISURE, INC.

                             ---------------------

Rent expense for the years ended April 30, 1999, 1998 and 1997 was $212,838, $207,429 and $195,576 respectively of which $116,388, $155,184 and $156,780 respectively, was paid to the Company's president.

Financing Arrangements:
-----------------------

The Company is contingently liable under the terms of the repurchase agreements established with financing institutions to provide inventory financing for dealers of the Company's products. The maximum exposure related to repurchase agreements was approximately $9.6 million and $9.1 million at April 30, 1999 and 1998, respectively. The risk of loss under these agreements is spread over many dealers and financing institutions and is reduced by the resale value of any products that may be repurchased. The Company has historically experienced no significant losses under these agreements.

Warranty Reserve:
-----------------

The Company provides a warranty against defects in materials and workmanship for one year following the date of sale. Estimated costs of product warranties relating to sales during the year have been accrued and charged to operations during the year the products were sold. The Company has included $198,856, $212,678 and $213,201 of accrued warranty costs in accrued expenses at April 30, 1999, 1998 and 1997, respectively.

Litigation:
-----------

The Company is involved in several routine litigation matters incidental to its business. Such litigation matters, when ultimately determined, will not, in the opinion of management, have a material effect on the financial position or the results of operations of the Company.

Employment Agreement:
---------------------

The Company has an annual employment agreement with its president that expires on December 31, 1999. The agreement automatically extends for additional annual periods unless canceled by either party before October 31 of each year. The agreement provides for a fixed annual salary subject to an annual cost of living adjustment. Such salary amounted to $225,476, $248,428 and $253,332 in the fiscal years ended April 30, 1999, 1998 and 1997, respectively.

In addition, the agreement provides for a bonus in an amount equal to 10 % of pretax income before accrual for amounts to be paid by the Company under its management bonus plan. The agreement also provides for the right of the Company's President to purchase each year up to two travel trailers manufactured by the Company for an amount equal to the Company's cost. One trailer was purchased in fiscal 1998, and no trailers were purchased in fiscal 1999 and 1997.

Under a bonus program for salaried employees, which includes the President, bonus expense was recognized in the amounts of $630,105, $587,221 and $241,459, in fiscal 1999, 1998 and 1997, respectively.

                               ALFA LEISURE, INC.

                             ---------------------


7.  Stock Options:
    --------------

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123).

A total of 300,000 shares are reserved for issuance under the Company's incentive stock option plan for employees and directors. In May 1998, 130,000 options were issued to employees and directors. These options vest 20% per year over five years, and expire in May 2008. The options have an exercise price of $.50 per share.

                                                 Weighted
                                Number            Average          Total
                               Of Shares       Exercise Price      Price
--------------------------------------------------------------------------------
Shares under option
     at April 30, 1998                0                0                0
Granted                         130,000          $   .50          $65,000
Exercised                             0                0                0
Forfeited                             0                0                0
--------------------------------------------------------------------------------
Shares under option
     at April 30, 1999          130,000          $   .50          $65,000
--------------------------------------------------------------------------------
Shares exercisable
     at April 30, 1999                0                0                0
--------------------------------------------------------------------------------

The fair value of options granted is estimated on the date of grant using the Black Scholes option pricing model. The following weighted average assumptions were used: no dividend yield, no volatility as there is seldom trading in the Company's stock, risk free interest rate of 5.5% and an expected term of 10 years. The weighted average fair value of options granted in fiscal 1999 was $0.21 per share. Had the Company accounted for stock options in accordance with SFAS 123, the reduction in net income and net income per share would not have been material.

8.  Note Receivable/Payable President
    ---------------------------------

At April 30, 1998 and 1997, the Company had a note receivable from its president and principal stockholder amounting to $ 363,236 and $ 439,792 respectively. In January 1999 the Company acquired the land and buildings where its executive offices and principal manufacturing facilities in Chino are located. It was purchased from Hercules Land Holding, Inc., a corporation owned by the Company's president and principal shareholder. At that time, the note receivable from its president was paid off, and a $300,000 note payable to the president was issued. The note payable is due upon demand and pays monthly interest at Wells Fargo Bank's prime interest rate. At April 30, 1999, the note payable totaled $218,616.

9.  Business Segments
    -----------------

The Company is engaged principally in the business of manufacturing and selling recreational vehicles. On June 30, 1997, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131) effective for fiscal years beginning after December 15, 1997. In accordance with the selection criteria established by SFAS 131, the Company has determined that it has one business segment.


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